FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 2011

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X        Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated October 3, 2011
2.	Press release dated October 4, 2011
3.	Press release dated October 5, 2011
4.	Press release dated October 7, 2011
5.	Press release dated October 18, 2011
6.	Press release dated October 18, 2011
7.	Press release dated October 19, 2011
8.	Press release dated October 26, 2011
9.	Press release dated October 26, 2011
10.	Press release dated October 27, 2011

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2011

ARM HOLDINGS PLC.

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's capital as at 30th September consists of 1,350,007,148 shares of .05 pence each with voting rights.

Therefore, the total number of voting rights in ARM Holdings plc is 1,350,007,148.

The above figure 1,350,007,148 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FSA's Disclosure and Transparency Rules.

Item 2

Gemalto Select Keil Tools for ARM Processor-based Smartcard Development

Keil MDK-ARM™ development environment has been selected by Gemalto as the toolchain for all its ARM processor-based smartcard development.

“Software development for smartcards requires advanced tools from partners, such as ARM, that provide an environment above and beyond that of standard tool chains,” said Frederic Vasnier, SVP Telecom, product delivery & support, Gemalto. “Keil MDK is the right product to enable Gemalto to successfully write, verify, and deploy demanding applications.” “We are very pleased to be working so closely with Gemalto,” said John Cornish, Executive Vice president, System Design Division, ARM. “Keil tools have a long history of supporting sensitive applications, such as smartcards. This latest agreement with Gemalto endorses our focus and commitment to this area of the market.”

The Keil MDK-ARM has been specifically tailored to meet the stringent demands of software development on ARM SecurCore™ devices, such as the SC300 processor. MDK features the ARM Compilation tools, the µVision® IDE/debugger and advanced simulation models of ARM SecureCore processors, which enables Gemalto to more easily develop and verify secure applications. Keil products from ARM include C/C++ compilers, debuggers, integrated environments, RTOS, simulation models, and evaluation boards for ARM, Cortex-M, Cortex-R4, 8051, C166, and 251 processor families.

WHEN: Effective immediately.

WHERE: Global agreement for use in Gemalto’s 13 design centres in EMEA, Asia, Latin America and North America.

WHO: Gemalto (Euronext NL0000400653 GTO) is the world leader in digital security with 2010 annual revenues of €1.9 billion and over 10,000 employees operating out of 87 offices and 13 Research & Development centers in 45 countries.

Gemalto is at the heart of our evolving digital society. Billions of people worldwide increasingly want the freedom to communicate, travel, shop, bank, entertain, and work - anytime, anywhere, in ways that are convenient, enjoyable and secure. Gemalto delivers on the growing demands for personal mobile services, identity protection, payment security, authenticated online services, cloud computing access, modern transportation, e-healthcare and e-government services. Gemalto does this by providing secure software, a wide range of secure personal devices, and managed services to wireless operators, banks, enterprises and government agencies.

Gemalto is the world leader for electronic passports and identity cards, two-factor authentication devices for online protection, smart credit/debit and contactless payment cards, as well as subscriber identification modules (SIM) and universal integrated circuit cards (UICC) in mobile phones. Also, in the emerging machine-to-machine applications Gemalto is a leading supplier of wireless modules and machine identification modules (MIM). To operate these solutions and remotely manage the software and confidential data contained in the secure devices Gemalto also provides server platforms, consulting, training, and managed services to help its customers achieve their goals.

As the use of Gemalto’s software and secure devices increases with the number of people interacting in the digital and wireless world, the Company is poised to thrive over the coming years.

ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

•	ARM website: http://www.arm.com/
•	ARM Connected Community®: http://www.arm.com/community/
•	ARM Blogs: http://blogs.arm.com/
•	ARMFlix on YouTube: http://www.youtube.com/armflix
•	ARM on Twitter:
•	http://twitter.com/ARMMultimedia
•	http://twitter.com/ARMMobile
•	http://twitter.com/ARMCommunity
•	http://twitter.com/ARMEmbedded
•	http://twitter.com/ARMLowPwr
•	http://twitter.com/KeilTools

Item 3

ARM and Synopsys Sign ARM Cortex Processor Models Agreement

Synopsys to Sell ARM Fast Models and Develop New Fast-Timed Models of ARM Cortex™ Processors

Mountain View, California, and Cambridge, UK - September 29, 2011 - Synopsys, Inc. (Nasdaq: SNPS) and ARM® today announced a licensing agreement enabling Synopsys to distribute ARM’s Fast Models and create models of ARM Cortex Series processors. Designers will be able to accelerate embedded software development for ARM technology-based designs by up to nine months by creating virtual prototypes using ARM models with Synopsys’ DesignWare® TLM, SystemC TLM Libraries and Virtualizer tool set. ARM Fast Models and other ARM transaction-level models (TLMs) are listed on the newly launched TLMCentral web portal.

“The combination of ARM Fast Models, ARM software tools and Synopsys’ solution for virtual prototyping delivers a powerful capability to developers of ARM technology-based SoCs,” said John Cornish, Executive Vice President, System Design Division, ARM. “Synopsys’ ability to integrate ARM Fast Models has already provided great benefits to ARM partners who use Synopsys’ technology to accelerate software development. The new agreement includes the latest generation of ARM and Synopsys products, and enhances hardware/software performance validation for joint customers.”

Combining ARM processor models with Synopsys’ Virtualizer tool set and broad portfolio of transaction-level models enables design teams to rapidly create and deploy virtual prototypes. The agreement allows Synopsys to distribute ARM Fast Models of Cortex processors that ARM has validated against its processor validation suite. This includes modeling of advanced ARM technologies, such as TrustZone® and Vector Floating Point (VFP). In addition to the Virtualizer tool set’s advanced debug and analysis capabilities, designers can also take advantage of the performance and early availability of these models. This allows them to accelerate virtual prototype development, enabling software design to start up to 12 months before the first silicon is available.

Synopsys’ technology for developing fast-timed models of ARM processors provides designers with solutions early in the design cycle that are orders of magnitude faster than RTL simulation or emulation. Synopsys-developed fast-timed models offer the timing accuracy needed for comprehensive system performance optimization. They also support speeds suitable for executing complex software applications, including those that run on multicore platforms.

“SoC designers are increasingly turning to multicore implementations to meet their performance objectives, which makes developing and testing software a more complex, effort-intensive task,” said Joachim Kunkel, senior vice president and general manager for IP & systems at Synopsys. “This agreement with ARM immediately extends our solution for fast and accurate system-level simulation, making Synopsys the leading supplier of virtual prototyping tools, models and services for the latest generation of ARM technology-based designs. This offering enables our mutual customers to start software development earlier and dramatically boost their design productivity.”

Availability
The ARM Fast Models for Cortex processors are available now from Synopsys. Customers interested in fast-timed models can contact Synopsys immediately. Fast Models and other TLMs from ARM and Synopsys are listed on www.TLMCentral.com, the first industry-wide source for transaction-level model information. For more information on Synopsys’ Virtual Prototyping Solution, including models, tools and services, visit: www.synopsys.com/virtualprototyping.

About Synopsys
Synopsys, Inc. (Nasdaq:SNPS) is a world leader in electronic design automation (EDA), supplying the global electronics market with the software, intellectual property (IP) and services used in semiconductor design, verification and manufacturing. Synopsys’ comprehensive, integrated portfolio of implementation, verification, IP, manufacturing and field-programmable gate array (FPGA) solutions helps address the key challenges designers and manufacturers face today, such as power and yield management, system-to-silicon verification and time-to-results. These technology-leading solutions help give Synopsys customers a competitive edge in bringing the best products to market quickly while reducing costs and schedule risk. Synopsys is headquartered in Mountain View, California, and has approximately 70 offices located throughout North America, Europe, Japan, Asia and India. Visit Synopsys online at http://www.synopsys.com.

About ARM
ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

•	ARM website: http://www.arm.com/products/multimedia/
•	ARM Connected Community®: http://www.arm.com/community/
•	Mali Developer Center: www.malideveloper.com
•	ARM Blogs: http://blogs.arm.com/
•	ARMFlix on YouTube: http://www.youtube.com/user/ARMflix
•	ARM on Twitter:
•	http://twitter.com/ARMMultimedia
•	http://twitter.com/ARMMobile
•	http://twitter.com/ARMCommunity
•	http://twitter.com/ARMEmbedded
•	http://twitter.com/ARMLowPwr
•	http://twitter.com/KeilTools

Synopsys and Virtualizer are trademarks or registered trademarks of Synopsys, Inc. ARM is a registered trademark of ARM Limited. Mali is a trademark of ARM Limited. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM Inc.; ARM KK; ARM Korea Limited; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB. All other trademarks or registered trademarks mentioned in this release are the intellectual property of their respective owners.

Item 4
ARM and UMC Extend Long-Term IP Partnership into 28nm

Comprehensive Physical IP Solution for Advanced High K Metal Gate 28HPM Process Platform

Cambridge, UK and Hsinchu, Taiwan, R.O.C. – October 6, 2011 - ARM and UMC (NYSE: UMC; TWSE: 2303), a leading global semiconductor foundry, today announced a long-term agreement that provides UMC foundry customers with access to the latest advanced ARM Artisan® Physical IP solutions validated on UMC’s 28HPM process technology. This latest 28nm process technology targets a wide range of applications that includes portable devices, such as mobile and wireless, and high performance applications, such as digital home and high-speed networking. Harnessing the strengths of both companies, this collaboration will deliver superior technology and support to mutual customers.

“We are pleased that UMC has selected ARM Artisan Physical IP for its 28HPM process. Mutual customers will now have access to a complete solution of advanced physical IP that is highly suited for implementing ARM technology, such as the ARM Cortex™-A processor series,” commented Simon Segars, executive vice president and general manager, Physical IP Division, ARM. “Extending the relationship between ARM and UMC will enable deeper collaboration and innovation in the development of process technology and advanced physical IP at 28nm nodes. This will result in optimized performance, energy efficiency and chip density, and extends ARM’s commitment to deliver rich technology platforms for advanced node designs.”

“We are delighted to expand our long-standing relationship with ARM, which spans over 10 years,” said S. C. Chien, vice president, Customer Engineering & IP Development Design Support Divisions, UMC. “This UMC-sponsored development will provide customers with access to the most comprehensive ARM physical IP solutions on UMC’s versatile and robust process technologies. This will enable faster time-to-market for critical market segments. The cooperation further demonstrates our commitment to deliver industry leading resources for customers designing into UMC’s most advanced 28nm process node.”

Featuring the superior performance, ultra-low leakage of high-K metal gate device structure, UMC’s gate-last 28HPM process technology offers many options for device voltages, memory bit-cells, underdrive, and overdrive capabilities to help SoC designers realize both high performance and extended battery life. UMC’s 28HPM process technology is scheduled for pilot production in mid 2012.

About UMC
UMC (NYSE: UMC, TSE: 2303) is a leading global semiconductor foundry that provides advanced technology and manufacturing services for applications spanning every major sector of the IC industry. UMC's customer-driven foundry solutions allow chip designers to leverage the strength of the company's leading-edge processes, which include production proven 40nm, mixed signal/RFCMOS, and a wide range of specialty technologies.

Production is supported through 10 wafer manufacturing facilities that include two advanced 300mm fabs; Fab 12A in Taiwan and Singapore-based Fab 12i are both in volume production for a variety of customer products. The company employs over 13,000 people worldwide and has offices in Taiwan, Japan, Singapore, Europe, and the United States. UMC can be found on the web at http://www.umc.com.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

•	ARM website: http://www.arm.com/
•	ARM Connected Community: http://www.arm.com/community/
•	ARM Blogs: http://blogs.arm.com/
•	ARMFlix on YouTube: http://www.youtube.com/user/ARMflix
•	ARM on Twitter:
•	http://twitter.com/ARMMobile
•	http://twitter.com/ARMCommunity
•	http://twitter.com/ARMEmbedded
•	http://twitter.com/ARMLowPwr
•	http://twitter.com/KeilTools
•	http://twitter.com/ARMMultimedia

ARM and Artisan are registered trademarks of ARM Limited. ARM7, ARM9, ARM11, Cortex and Mali are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium Services BVBA; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS and ARM Sweden AB.

PR Contact:
Andy Phillips
ARM
+44 1223 400930
andy.phillips@arm.com

Erik Ploof
ARM
+1-425-880-6033
Erik.ploof@arm.com

UMC
Richard Yu
(886) 2-2658-9168 ext. 16951
richard_yu@umc.com

Item 5

ARM and Cadence Achieve Industry Milestone with Tape Out of 20nm ARM Cortex-A15 MPCore Processor

ARM and Cadence Sign New Multi-Year EDA Technology Access Agreement

SAN JOSE, California and CAMBRIDGE, UK - October 18, 2011 - ARM and Cadence Design Systems, Inc. (NASDAQ: CDNS) today announced the tape out of the industry’s first 20nm design based on the ARM Cortex™-A15 MPCore™ processor. The test chip, targeting TSMC’s 20nm process, was jointly developed by engineers from ARM, Cadence and TSMC using a Cadence RTL-to-signoff flow. Today’s milestone announcement is the result of an 18 month collaboration between ARM and Cadence on optimised design flows for the Cortex-A15 processor.

“The Cortex-A15 is our most advanced ARM processor to date. The test chip is an important milestone in ARM’s preparations to enable partners using Cadence design flows and targeting TSMC’s advanced process nodes,” said Mike Inglis, Executive Vice President and General Manager, Processor Division, ARM. “The joint development and 20nm process node requirements necessitated a deep collaboration between the three companies. We look forward to evolving our relationship with Cadence to develop and deploy Cortex-A15 and several other ARM processors.”

“The Cortex-A15 processor implementation targeting the TSMC 20nm process pushed the envelope on all fronts and required engineers from ARM, Cadence and TSMC to work as a seamless team,” said Chi-Ping Hsu, Senior Vice President, Research and Development, Silicon Realization Group at Cadence. “We have made significant 20nm developments in the last three years in our Virtuoso® and Encounter® design and sign-off solutions for the world’s most advanced processes. This important collaboration milestone enables customers to design Cortex-A15 processor-based designs at the most advanced process nodes. We intend to expand this collaborative model in working with ARM on the Cortex-A15 and other processor development.”

“TSMC has been working very closely with its OIP ecosystem partners to ensure continued customer success in the fast-growing markets,” said Suk Lee, Director, Design Infrastructure Marketing Division at TSMC. “The tape out of this ARM Cortex-A15 processor is another good example of closer and tighter collaboration between TSMC and its ecosystem partners such as ARM and Cadence.”

ARM and Cadence recently signed a multi-year technology agreement that will provide ARM engineering teams with ongoing access to Cadence products. ARM and Cadence are working to ensure that both the ARM processors and the Cadence design flows are optimised to work together. This provides a significant technology benefit to ARM Partners, who will have access to flows optimised as part of ARM processor development.

About ARM
ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM's comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company's broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

•	ARM website: http://www.arm.com/products/multimedia/
•	ARM Connected Community®: http://www.arm.com/community/
•	Mali Developer Center: www.malideveloper.com
•	ARM Blogs: http://blogs.arm.com/
•	ARMFlix on YouTube: http://www.youtube.com/user/ARMflix
•	ARM on Twitter:
•	http://twitter.com/ARMMultimedia
•	http://twitter.com/ARMMobile
•	http://twitter.com/ARMCommunity
•	http://twitter.com/ARMEmbedded
•	http://twitter.com/ARMLowPwr
•	http://twitter.com/KeilTools

About Cadence
Cadence enables global electronic design innovation and plays an essential role in the creation of today's integrated circuits and electronics. Customers use Cadence software, hardware, IP, and services to design and verify advanced semiconductors, consumer electronics, networking and telecommunications equipment, and computer systems. The company is headquartered in San Jose, California, with sales offices, design centers, and research facilities around the world to serve the global electronics industry. More information about the company, its products, and services is available at www.cadence.com.

ARM is a registered trademark of ARM Limited. Cortex and MPCore are trademarks of ARM Limited. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB. Cadence, Virtuoso, Encounter and the Cadence logo are registered trademarks of Cadence Design Systems, Inc. in the United States and other countries. All other brands or product names are the property of their respective holders.

For more information, please contact:
Dean Solov
Cadence Design Systems, Inc
408-944-7226
dsolov@cadence.com

Andy Phillips
ARM
+44 1223400930
andy.phillips@arm.com

Item 6

ARM and TSMC Tape Out First 20nm ARM Cortex-A15 Multicore Processor

Hsinchu, Taiwan and Cambridge, UK – October 18, 2011 – ARM and TSMC (TWSE: 2330, NYSE: TSM) today announced that they have taped out the first 20nm ARM® Cortex™-A15 MPCore™ processor. The two companies completed the implementation from RTL to tape out in six months using TSMC’s Open Innovation Platform® (OIP) 20nm design ecosystem.

Building on this tape out, ARM will optimize its physical IP technology to specific TSMC 20nm process technologies for Power, Performance and Area (PPA), driving the specification of the Cortex-A15 Processor Optimization Pack (POP). TSMC’s 20nm process provides more than a 2X performance increase over preceding generations.

“This first 20nm ARM Cortex-A15 tape out paves the way for the next generation of SoC integration and performance,” said Mike Inglis, Executive Vice President and General Manager, Processor Division, ARM. “We value the work carried out between ARM, TSMC and its design ecosystem partners to achieve this milestone. It is a strong testimonial of our mutual commitment to provide industry leading technology for advanced node designs. The combination of TSMC technology, the latest ARM Cortex-A15 processor and Artisan physical IP will help meet the increasing demand for high performance, energy-efficient consumer devices.”

“Our ongoing collaboration with ARM has resulted in this early 20nm achievement,” said Dr. Cliff Hou, TSMC Vice President, Design and Technology Platform. “Our customers can successfully engage in fast-growth markets with optimized physical IP, Cortex-A15 processors and TSMC’s advanced technology.”

The Cortex-A15 processor’s low-power, high-performance and advanced feature set is perfectly suited to 20nm process implementations. Resulting SoCs will be ideal for a wide variety of markets, including smartphone, tablet, mobile computing, high-end digital home, servers, and wireless infrastructure.

This announcement highlights the continued and increased collaboration between ARM and TSMC. The test chip was implemented using a commercially available 20nm tool chain and design services provided by the OIP ecosystem and ARM Connected Community partners. This successful collaborative milestone is confirmation of TSMC’s Open Innovation Platform (OIP) that promotes innovation for the semiconductor design community.

The ARM Connected Community ecosystem is one of the largest in the industry, comprising over 900 companies. The community provides solutions integrating, using or supporting the ARM architecture, and includes industry leaders from every aspect of the design cycle. The ARM Connected Community ensures the broadest level of support and supply chain for ARM technology-based SoCs.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

•	ARM website: http://www.arm.com/
•	ARM Connected Community: http://www.arm.com/community/
•	ARM Blogs: http://blogs.arm.com/
•	ARMFlix on YouTube: http://www.youtube.com/user/ARMflix
•	ARM on Twitter:
•	http://twitter.com/ARMMobile
•	http://twitter.com/ARMCommunity
•	http://twitter.com/ARMEmbedded
•	http://twitter.com/ARMLowPwr
•	http://twitter.com/KeilTools
•	http://twitter.com/ARMMultimedia

About TSMC
TSMC is the world’s largest dedicated semiconductor foundry, providing the industry’s leading process technology and the foundry’s largest portfolio of process-proven libraries, IPs, design tools and reference flows. The Company’s managed capacity in 2010 totaled 11.33 million (8-inch equivalent) wafers, including capacity from two advanced 12-inch GIGAFAB™ facilities, four eight-inch fabs, one six-inch fab, as well as TSMC’s wholly owned subsidiaries, WaferTech and TSMC China, and its joint venture fab, SSMC. TSMC’s corporate headquarters are in Hsinchu, Taiwan. For more information about TSMC please visit http://www.tsmc.com.

Press Contacts

ARM Contacts:
Senior Manger, Press & Analyst Relations
Andy Phillips
+44 1223 400930
andy.phillips@arm.com

Erik Ploof
Director, Corporate Marketing
+1 425-880-6033
Email: Erik.Ploof@arm.com

TSMC Acting Spokesperson:
Elizabeth Sun
Director, Corporate Communication Division
Tel: 886-3-5682085
Email: elizabeth_sun@tsmc.com

Item 7

ARM Unveils its Most Energy Efficient Application Processor Ever; Redefines Traditional Power And Performance Relationship With big.LITTLE Processing

Addresses one of today's industry challenges: extending consumers' always on, always connected mobile experience with both improved performance AND longer battery life

Cambridge, UK – October 19, 2011 – ARM today announced the ARM® Cortex™-A7 MPCore™ processor - the most energy-efficient application class processor ARM has ever developed, and big.LITTLE processing - a flexible approach that redefines the traditional power and performance relationship. The Cortex-A7 processor builds on the low-power leadership established by the Cortex-A8 processor that is at the heart of many of today’s most popular smartphones. A single Cortex-A7 processor delivers 5x the energy-efficiency and is one fifth the size of the Cortex-A8 processor, while providing significantly greater performance. The Cortex-A7 processor will enable a rich user experience in sub-$100 entry level smartphones and help connect the next billion people in developing markets.

One of today's technology's most significant challenges is how to create a System on Chip (SoC) that meets the conflicting consumer demand for devices with both higher-performance AND extended battery life. Big.LITTLE processing, enabled by Cortex-A7, achieves this by pairing the best of the high-performance Cortex-A15 MPCore and ultra-efficient Cortex-A7 processors. Big.LITTLE processing allows devices to seamlessly select the right processor for the right task, based on performance requirements. Importantly, this dynamic selection is transparent to the application software or middleware running on the processors.

ARM Partners supporting these technologies include Broadcom, Compal, Freescale, HiSilicon, LG Electronics, Linaro, OK Labs, QNX, Redbend, Samsung, Sprint, ST-Ericsson and Texas Instruments. Quotes and video comments can be found below and at http://www.youtube.com/ARMflix.

Mobile usage has changed significantly and today's consumers are increasingly using their smartphone for the majority of their connected lives. This includes high-performance tasks, such as web browsing, navigation and gaming, and less demanding 'always on, always connected' background tasks, such as voice calls, social networking and email services. As a result, the mobile phone has become an indispensible compute device for many consumers. At the same time, new mobile form factors, such as tablets, are redefining computing platforms in response to consumer demand. This is creating new ways for consumers to interact with content and brings what was once only possible on a tethered device to the mobile world.

By developing big.LITTLE processing and the Cortex-A7 processor, ARM has addressed the challenge for technology that can deliver both high-performance, required for content creation and consumption, while also delivering extreme power efficiency for extended battery life. This is particularly pertinent as smartphones and tablets continue to evolve into the primary platforms that consumers use to interact with our increasingly connected world.

Cortex-A7 - extending ARM low-power leadership
The efficiency of the ARM architecture is the reason why ARM processors use less power and occupy a smaller footprint. The Cortex-A7 processor occupies less than 0.5mm2, using 28nm process technology, and provides compelling performance in both single and multicore configurations. Used as a stand-alone processor, the Cortex-A7 will deliver sub-$100 entry level smartphones in the 2013-2014 timeframe with an equivalent level of processing performance to today's $500 high-end smartphones.

The ARM vision of the entry level smartphone market is to redefine usage in the developing world by helping connect the next billion people to Internet content and services over mobile devices.

Big.LITTLE processing – the right processor for the right job
Big.LITTLE processing combines two different, but compatible processors within the same SoC and allows the power management software to seamlessly select the right processor, or multiple processors, for the right task. The processors appear identical from an applications software perspective.

The ‘LITTLE’, lowest-power processor – in this case, the Cortex-A7 - runs the Operating System (OS) and applications for basic always-on, always connected tasks, such as social media and audio playback. The OS and apps can then be seamlessly migrated to the higher-performance processor as demands increase for high end tasks, such as navigation and gaming. The time for this migration is in the order of 20 microseconds.

This flexible approach of choosing the right processor for the right job enables highly optimized processing which results in significant energy savings for common workloads.

System IP and tools ensures coherency and optimization for multicore solutions
The efficient and seamless switching of workloads between the two processors is supported by advanced ARM system IP, such as AMBA® 4 ACE Coherency Extensions. This ensures full cache, I/O and processor-to-processor coherency between the Cortex-A15 and Cortex-A7, and across the complete system. Software and applications can therefore continue to run unhindered, and unnoticed by the user, as the tasks are rebalanced to provide the optimum big.LITTLE user experience.

Big.LITTLE power management software is developed by ARM ecosystem partners months ahead of silicon availability using ARM DS-5 tools and Fast Model virtual prototyping technology. The virtual platform, available now to lead partners, contains the Cortex-A15 and Cortex-A7 processors, as well as cache coherent interconnect System IP, allowing full system software development.

For more information go to:

•	big.LITTLE processing:
http://www.arm.com/products/processors/technologies/bigLITTLEprocessing.php
•	Cortex-A7:
http://www.arm.com/products/processors/cortex-a/cortex-a7.php

Supporting ARM and ARM Partner Quotes

ARM
“As smartphones and tablets continue to evolve into users' primary compute device, consumers are demanding performance as well as the always on, always connected service they expect. The challenge for our industry and the ARM ecosystem is how to deliver on this,” said Mike Inglis, Executive Vice President, Processor Division, ARM. “The introduction of Cortex-A7 and big.LITTLE addresses this challenge and extends ARM's technology leadership by setting a new standard for energy-efficient processors and redefining the traditional power and performance relationship.”

Broadcom:
“ARM is continuing to push the boundaries of power and performance with the launch of its new Cortex-A7 Processor IP,” said Martyn Humphries, Vice President & General Manager, Mobile Applications Processor Business Unit, Broadcom. “The power optimized multicore approach enabled by Cortex-A7 drives enhanced capabilities in mobile devices and ultimately a better user experience.”

Compal:
“The market's demand for more functionality and connectivity with low power consumption requires ever more advanced processor, system and chip design,” said Leonard Tsai, Vice President, Innovation of Compal Electronics, INC. “We believe this new Cortex-A7 processor and the new big.LITTLE technology from ARM will provide the significant increase in energy efficiency and performance required to redefine the level of experience consumers can expect from future smartphones and mobile computing devices.”

Freescale:
“As the market advances, there is an increasing need for low-power, higher-performance processing to deliver optimal user experiences across a broad range of markets,” said Bernd Lienhard, vice president and general manager of Freescale's Multimedia Applications Division. “ARM Cortex-A7 technology, coupled with big.LITTLE processing and Freescale's multicore expertise will enable us to innovate and deliver exciting new products to our customers.”

HiSilicon:
“The next wave of mobile phones and portable computing devices will continue to extend the end-user experience through exciting new features that demand superior processing power combined with long battery life,” said George Yiu, HiSilicon. “The low-power and performance of the Cortex-A7 processor, and the development of big.LITTLE processing when combined with the Cortex-A15, will enable our customers to deliver leading edge mobile devices which provide a superior, always-on, mobile computing experience.”

LG Electronics:
“ARM continues to raise the bar in performance and energy-efficiency for mobile and battery operated applications by introducing the ARM Cortex-A7 processor,” said Bo-ik Sohn, Vice President and the head of LG Electronics SIC Center. “The Cortex-A7 processor’s ability to work together with the Cortex-A15 processor in a big.LITTLE configuration will help address the high-performance and low-power requirements of OEMs to deliver the optimum user experience for next generation mobile phones and mobile computing devices.”

Linaro:
“Linaro is working closely with ARM and its other members to ensure that Linux-based systems have full access to all the features that multi-processor ARM-Powered systems can provide, including security, high performance and the best power efficiency,” commented George Grey, CEO, Linaro. “Our ongoing support for the new Cortex-A7 processor, and the big.LITTLE systems that it will enable, will further increase the prevalence of energy-efficient, high-performance systems for future consumer and enterprise devices.”

OK Labs:
“OK Labs virtualization helps device manufacturers realize the full potential of Cortex-A7 processor capabilities,” noted Steve Subar, OK Labs founder and CEO. “Cortex-A7 and OKL4 together boast scalable performance and enable low power operation and the single and multicore big.LITTLE paradigm.”

QNX:
“Once again, ARM has proven that it can deliver the potent mix of high-performance and low-power demanded by our customers in the automotive and medical industries,” said Linda Campbell, director of strategic alliances at QNX Software Systems. “We're especially excited by the energy efficiency and multicore capabilities of the Cortex-A7 processor, which give customers the freedom to scale processing power as their designs evolve.”

Redbend:
“The unmatched combination of ARM's vision for a connected world and expertise in processor design are the reasons its technology drives virtually every mobile handset in use today,” said Yoram Salinger, CEO of Red Bend Software. “The advanced devices enabled by ARM's big.LITTLE processing will change how we live and work. Red Bend is uniquely positioned to leverage the virtualization extensions in ARM's processors and bring the most comprehensive Mobile Software Management solutions to device manufacturers and service providers, the automotive industry, enterprises and other markets. We are proud to be ARM's partner and work to improve the mobile user experience worldwide.”

Samsung:
“The race is on to put a high-performance, power-efficient supercomputer in the palm of the consumer's hand.” said John Kalkman, vice president, Samsung Semiconductor, Inc. “We are pleased to be partnering with ARM as they redefine the power/performance equation in mobile computing. By combining innovative technology leadership from both companies, SoC designers will have the right application processor to deliver always-on, always-connected mobile computing for future devices.”

Sprint:
“Battery consumption is an important factor with the use of smartphones, especially with the exponential growth of data use that we are seeing today. The ARM Cortex-A7 processor and big.LITTLE processing have great potential to help increase smartphone performance and energy efficiency.” - Von McConnell, director of Innovation and Advanced Labs for Sprint.

ST-Ericsson:
“We have entered an era where wireless computing solutions bring 3D navigation, mobile augmented reality, HD video and other advanced capabilities effortlessly to a growing number of consumers,” said Marc Cetto, Senior Vice President, Smartphone & Tablet Solutions at ST-Ericsson. “The combination of the new energy efficient Cortex-A7 with the high performance Cortex-A15 processor in ARM’s big.LITTLE configuration will enable smartphone and tablet manufacturers to build power-efficient devices with new levels of performance.”

Texas Instruments
“TI's OMAP™ platform success relies on superior mobile computing at ultra-low power to deliver extraordinary experiences on smartphones, tablets and ultrathin laptops. Our mobile processors’ smart multicore architectures have long been complementing main ARM processors with specialized engines and accelerators better suited to perform certain tasks at the lowest possible power. We are excited to see ARM's introduction of Cortex-A7 with big.LITTLE processing. We see it as a natural continuation of our innovative approach to smart mobile computing as it presents new opportunities to advance the industry overall enabling even lower power general purpose CPU performance,” said Remi El-Ouazzane, vice president, OMAP platform business unit, Texas Instruments.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies.

Find out more about ARM by following these links:

•	ARM website: http://www.arm.com/
•	ARM Connected Community: http://www.arm.com/community/
•	ARM Blogs: http://blogs.arm.com/
•	ARMFlix on YouTube: http://www.youtube.com/user/ARMflix
•	ARM on Twitter:
•	http://twitter.com/ARMMobile
•	http://twitter.com/ARMCommunity
•	http://twitter.com/ARMEmbedded
•	http://twitter.com/ARMLowPwr
•	http://twitter.com/KeilTools
•	http://twitter.com/ARMMultimedia

ARM is a registered trademark of ARM Limited. Cortex, Connected Community and MPCore are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

PR Contact:
Andy Phillips
ARM
+44 1223 400930
andy.phillips@arm.com

Item 8

Avnet Electronics Marketing and ARM Launch Embedded Software Store

New online software marketplace accelerates innovation for ARM technology-based embedded System-on-Chips

Phoenix, Arizona and Cambridge, UK – October 26, 2011 – Avnet Electronics Marketing, an operating group of Avnet, Inc. (NYSE: AVT), and ARM today announced the launch of the Embedded Software Store - an online information and e-Commerce-based website dedicated to the embedded design community. The Embedded Software Store accelerates software innovation for embedded applications by enabling users to easily locate available software supporting the ARM architecture. At launch, the site will provide software downloads from a wide range of partners that are active in the ARM Connected Community® and Avnet’s partner ecosystem. The number of partners is expected to grow as the site seeks to consolidate a large number of high-value software options within a single domain.

Users can choose from a broad array of reputable embedded software vendors, including ARM, CMX Systems, Inc., DSP Concepts, Micrium, Motomic, YaSSL, and others. New software vendors are invited to join the initiative on an ongoing basis. The site also offers a quick download delivery system and preview of all license agreements in advance of purchase. Users are encouraged to participate in the Embedded Software Store’s online community to create a strong ecosystem of software support for ARM technology.

“Software has become a differentiating factor as consumers continue to demand higher levels of performance and increased functionality in their smart devices,” said Tudor Brown, President, ARM. “ARM and Avnet have leveraged our industry leadership and extensive partner ecosystems to develop a comprehensive one-stop-shop for accessing, evaluating and acquiring software. The Embedded Software Store provides easy access to a broad range of software, and this is important for designers as they seek to accelerate innovation.”

“The partnering of our two innovative companies – ARM and Avnet – is what makes this solution possible,” said Harley Feldberg, president of Avnet Electronics Marketing, global. “Today more than ever, customers are facing time-to-market issues and extreme cost pressures. Product cycles are shrinking and demands on engineering developers are expanding. The Embedded Software Store is a marketplace that offers solid choices over a broad range of readily developed software, at competitive prices and proven quality. This is a solution the industry has been waiting for.”

The Embedded Software Store will be showcased at ARM TechCon 2011 at the Santa Clara Convention center, Oct. 25 – 27. The site is fully operational and accessible at www.embeddedsoftwarestore.com.

“Adeneo Embedded sees the ARM Embedded Software Store as a great opportunity to leverage its strategic collaboration with Avnet on a Worldwide basis providing a full complement of reference solutions, BSPs, Drivers, System Architecture Design reviews and dedicated support contracts fully sustained by our global engineering offices.” Yannick Chammings, CEO, Adeneo Embedded.

“We believe the Embedded Software Store will enable engineers to efficiently locate and acquire the best of breed tools and technology from a single, trusted source. By supplying our CMX embedded software products on this online marketplace portal, we will significantly reduce the amount of time and resources our customers will spend in acquiring embedded tools and technologies.” Chuck Behrmann, CEO, CMX Systems.

“We are very pleased to be a part of the Embedded Software Store. We are confident that this application store is going be a great way to promote our User Experience software. We look forward to success at selling our embedded user experience software to the Avnet/ARM customer base.” Karl Zhao, CEO and founder , DigiLink Software, Inc.

“We welcome the Embedded Software Store and see this new marketplace as an integral part of the ARM, Avnet ecosystem. Being able to match up product developers and technology providers will simplify application development and reduce time to market. The Embedded Software Store will be the primary sales channel for our high performance DSP Library for the ARM Cortex-A8 and A9.” Paul Beckmann, CEO/CTO, DSP Concepts.

“With today’s challenges in the embedded software world, providing a web based store will fuel innovation and increase deployment of new technologies to tomorrow’s products. What often holds companies back from advancing their products with new technology features by leveraging the full range of advanced technologies found in ARM IP-based microcontrollers, is the cost of training, acquiring the required design expertise outside of the company’s core competencies, software development and maintainence. We strongly believe the ARM store will reduce these barriers and allow increased innovation and growth facilitating a quantum leap for electronic products development.” Todd Burghgraef, principal member, Genesys Ideation.

“The Embedded Software Store will establish a global market for software on ARM controllers and provide a huge benefit to both suppliers and developers by bringing a diverse range of embedded software options straight to the engineers desktop” Dave Hughes, CEO, HCC Embedded.

“We are excited to be one of the initial companies invited to participate in the Embedded Software Store sponsored by ARM and Avnet. InterNiche has been providing a wide range of source code networking modules for ARM processors since 1997 and believes this new and comprehensive online marketplace will enable an easy access to embedded software solutions. InterNiche is pleased to offer a full range of networking protocol modules as source code libraries for companies who need complete control over the software in their solution. The Embedded Software Store provides an ideal channel for accessing, evaluating and purchasing these libraries.” Larry Larder, president, InterNiche

“Micrium is proud to be part of the new Avnet/ARM Embedded Software Store. We believe that Micrium and the Embedded Software Store are perfectly positioned to provide high quality, robust, and thoroughly tested software for the embedded system developer through this innovative and customer centric marketplace.” Jean Labrosse, CEO, Micrium Inc.

“We all know the Internet-of-Things era is upon us. There will be a wave of billions and billions of devices that will be connected. Embedded Software Store will be the easiest, fastest way for the developer community to get their hands on components to assemble entire solutions – we are excited that the microButterfly embedded browser will be a part of those solutions.” Mike Gee, CEO, Motomic Software.

“The combined Avnet and ARM software distribution website is a break-through in terms of customer efficiency. Fast and efficient comparisons across multiple hardware, tool and operating system vendors will save designers large amounts of time and potentially tens or hundreds of thousands of dollars.” Kim Rowe, founder and president, RoweBots Research Inc.

“As an ARM partner for 9+ years, SoftRISC company has deployed embedded VoIP, multimedia, and mobile cellular software solutions on several ARM architectures to leading customers. ARM and Avnet's Embedded Software Store online platform is certainly a game changer in the way SoftRISC will approach customers and conduct business. It is a win-win for ARM, Avnet, Vendors and end-customers.” Ashok Setty, founder and president, SoftRISC

“YaSSL is thrilled to be involved in the Embedded Software Store. We believe it will be an essential new avenue for device developers in the ARM community who want to drive their new products to market at lightning speed.” Larry Stefonic, founder, YaSSL

About Avnet Electronics Marketing
Avnet Electronics Marketing is an operating group of Phoenix-based Avnet, Inc. that serves electronic original equipment manufacturers (EOEMs) and electronic manufacturing services (EMS) providers in more than 70 countries, distributing electronic components from leading manufacturers and providing associated design-chain and supply-chain services. The group's website is located at www.em.avnet.com.

Follow us on Twitter: http://twitter.com/AvnetDesignWire
Contribute to our technical forums: http://community.em.avnet.com
View product and company videos: http://www.avnetondemand.com/components/channel/7
Buy our components: www.avnetexpress.com

About Avnet, Inc.
Avnet, Inc. (NYSE:AVT), a Fortune 500 company, is one of the largest distributors of electronic components, computer products and embedded technology serving customers in more than 70 countries worldwide. Avnet accelerates its partners' success by connecting the world's leading technology suppliers with a broad base of more than 100,000 customers by providing cost-effective, value-added services and solutions. For the fiscal year ended July 2, 2011, Avnet generated revenue of $26.5 billion. For more information, visit www.avnet.com.

About ARM
ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM's comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company's broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

•	ARM website: http://www.arm.com/
•	ARM Connected Community®: http://www.arm.com/community/
•	ARM Blogs: http://blogs.arm.com/
•	ARMFlix on YouTube: http://www.youtube.com/user/armflix
•	ARM on Twitter:
•	http://twitter.com/ARMMultimedia
•	http://twitter.com/ARMMobile
•	http://twitter.com/ARMCommunity
•	http://twitter.com/ARMEmbedded
•	http://twitter.com/ARMLowPwr
•	http://twitter.com/KeilTools

Avnet Press Contact:
Avnet Electronics Marketing
Bethany Helvie, Public Relations, 480-643-7183
Bethany.Helvie@avnet.com

ARM Press Contacts:
Andy Phillips
+44 1223400930
andy.phillips@arm.com

Erik Ploof
+1 425-880-6033
erik.ploof@arm.com

ARM is a registered trademark of ARM Limited. Cortex and MPCore are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

Item 9

ARM Releases Development Studio 5 v5.7, Including Support For The Recently Launched ARM Cortex-A7
And Xilinx ZYNQ 7000 EPP

WHAT: ARM® announced today at TechCon™ 2011 the latest release of its reference software development tool suite, ARM Development Studio 5 (DS-5™) v5.7. This new version consolidates the toolkit as a leading software development environment for ARM processors, ranging from ARM7TDMI® to the Cortex™-A15 MPCore™ and the recently introduced Cortex-A7.

DS-5 v5.7 also now includes seamless support for run-control debug and non-intrusive instruction trace for the new Xilinx® Zynq™-7000 Extensible Processing Platform (EPP). This combines a dual-core Cortex-A9 and Xilinx 28nm unified programmable logic architecture.

“The breakthrough Zynq-7000 family offers unique flexibility to system developers so they can create a customized platform around the Cortex-A9 MPCore processor. This will address a wide range of market applications and reduce the overall system bill of materials,” said Lawrence Getman, VP of Processing Platforms, Xilinx. “The integration with professional tools, such as the ARM DS-5 and DSTREAM™, simplifies the software development process with access to debug, trace and performance analysis tools in one comprehensive and easy to use tool suite.” He added.

WHY: In addition to the extended processor support, DS-5 v5.7 enables developers to benefit from the new dual Cortex-A9 MPCore Real-Time System Model (RTSM). This simulated platform helps to accelerate the software development cycle by allowing test and debug of parallelised code ahead of hardware availability. The latest release of DS-5 also includes support for the most advanced ARM technologies, such as TrustZone® and hardware virtualization. This makes the toolkit perfectly suited for a wide range of target applications, from small embedded sensors to high-end smartphones and low-power servers.

Find out more and download a fully-functional 30-day evaluation copy of ARM Development Studio 5 on www.arm.com/ds5.

WHEN: October 26th, 2011.

WHERE: ARM TechCon, Santa Clara Convention Center, Santa Clara, USA.

WHO: Xilinx is the world’s leading provider of programmable platforms. For more information, visit: http://www.xilinx.com/.

ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies.

Find out more about ARM by following these links:

•	ARM website: http://www.arm.com/
•	ARM Connected Community®: http://www.arm.com/community/
•	ARM Blogs: http://blogs.arm.com/
•	ARMFlix on YouTube: http://www.youtube.com/armflix
•	ARM on Twitter:
•	http://twitter.com/ARMMultimedia
•	http://twitter.com/ARMMobile
•	http://twitter.com/ARMCommunity
•	http://twitter.com/ARMEmbedded
•	http://twitter.com/ARMLowPwr
•	http://twitter.com/ARMTools

ARM is a registered trademark of ARM Limited. Mali is a trademark of ARM Limited All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

Xilinx, the Xilinx logo, Artix, ISE, Kintex, Spartan, Virtex, Zynq, and other designated brands included herein are trademarks of Xilinx in the United States and other countries. All other trademarks are the property of their respective owners.

Contact Details:
Andy Phillips
ARM
+44 (0) 1223 400930
andy.phillips@arm.com

Item 10

ARM Discloses Technical Details Of The Next Version Of The ARM Architecture

First details of ARMv8 architecture released

Santa Clara, California, USA – October 27, 2011 – ARM today disclosed technical details of its new ARMv8 architecture, the first ARM architecture to include a 64-bit instruction set.  ARMv8 broadens the ARM architecture to embrace 64-bit processing and extends virtual addressing, building on the rich heritage of the 32-bit ARMv7 architecture upon which market leading cores such as the Cortex™-A9 and Cortex-A15 processors are built.

The ARM architecture is unique in its ability to span the full range of electronic devices and equipment, from tiny sensors through to large scale infrastructure equipment. Building on the industry standard 32-bit ARM architecture, the new ARMv8 architecture will expand the reach of ARM processor-based solutions into consumer and enterprise applications where extended virtual addressing and 64-bit data processing are required.

The ARMv8 architecture consists of two main execution states, AArch64 and AArch32. The AArch64 execution state introduces a new instruction set, A64 for 64-bit processing. The AArch32 state supports the existing ARM instruction set. The key features of the current ARMv7 architecture, including TrustZone®, virtualization and NEON™ advanced SIMD, are maintained or extended in the ARMv8 architecture.

“With our increasingly connected world, the market for 32-bit processing continues to expand and evolve creating new opportunities for 32-bit ARMv7 based processors in embedded, real-time and open application platforms.” said Mike Muller, CTO, ARM. “We believe the ARMv8 architecture is ideally suited to enable the ARM partnership to continue to grow in 32-bit application spaces and bring diverse, innovative and energy-efficient solutions to 64-bit processing markets.”

In support of the introduction of the ARMv8 architecture, ARM is working to ensure a robust design ecosystem to support the 64-bit instruction set. The ARM compiler and Fast Models with ARMv8 support have already been made available to key ecosystem partners. Initial support for a range of open source operating systems, applications and third-party tools is already in development. Working together the ARM partnership is collaborating to accelerate development of a 64-bit ecosystem, in many cases as a natural extension to the broad ecosystem in place to support ARMv7 based devices in the market today.

“ARM is an important partner for Microsoft,” said KD Hallman, general manager, Microsoft Corp. “The evolution of ARM to support a 64-bit architecture is a significant development for ARM and for the ARM ecosystem. We look forward to witnessing this technology's potential to enhance future ARM-based solutions.”

“The combination of NVIDIA’s leadership in energy-efficient, high-performance processing and the new ARMv8 architecture will enable game-shifting breakthroughs in devices across the full range of computing – from smartphones through to supercomputers,” said Dan Vivoli, senior vice president, NVIDIA.

“The current growth trajectory of data centers, driven by the viral explosion of social media and cloud computing, will continue to accelerate. The ability to handle this data increase with energy-efficient solutions is vital,” said Vinay Ravuri, vice president and general manager of AppliedMicro’s Processor Business Unit. “The ARM 64-bit architecture provides the right balance of performance, efficiency and cost to scale to meet these growing demands and we are very excited to be a leading partner in implementing solutions based on the ARMv8 architecture.”

The ARMv8 architecture will enable the development of ARM architecture compatible devices that can be designed to maximize the benefits across both 32-bit and 64-bit application areas. This will bring the advantages of energy-efficient 64-bit computing to new applications such as high-end servers and computing, as well as offering backwards compatibility and migration for existing software through a consistent architecture.

The ARMv8 architecture specifications describing all aspects of the ARMv8 architecture are available now to partners under license. ARM will disclose processors based on ARMv8 during 2012, with consumer and enterprise prototype systems expected in 2014.

About ARM
ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM's comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company's broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies.

Find out more about ARM by following these links:

•	ARM website: http://www.arm.com/
•	ARM Connected Community®: http://www.arm.com/community/
•	ARM Blogs: http://blogs.arm.com/
•	ARMFlix on YouTube: http://www.youtube.com/user/armflix
•	ARM on Twitter:
•	http://twitter.com/ARMMultimedia
•	http://twitter.com/ARMMobile
•	http://twitter.com/ARMCommunity
•	http://twitter.com/ARMEmbedded
•	http://twitter.com/ARMLowPwr
•	http://twitter.com/KeilTools

ARM Press Contacts
Trina Watt
+44 1223 400835
Trina.watt@arm.com

Charlene Marini
+1 408 576 1131
Charlene.marini@arm.com

ARM is a registered trademark of ARM Limited. ARM7, ARM9, ARM11, Artisan, Cortex and Mali are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS and ARM Sweden AB.